                            ML Global Horizons L.P.

Dear Limited Partner,

The Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") decreased 1.93% during May to $146.53 per Unit on May 31, 1997 from $149.41 on April 30, 1997.

Currency trading was unprofitable for the Advisors in the Fund during the month. In addition, losses were incurred in energy, stock index and interest rate positions. Profitable trading for the Fund resulted from positions in metals and agricultural commodities.

In May, difficult trading conditions in foreign currency markets resulted in losses for the Fund. The Japanese yen appreciated suddenly during the month, surprising most market participants. The yen's dramatic move retraced roughly 30% of its decline versus the U.S. dollar during the past two years. Unlike the yen, the Deutsche mark's trading was range-bound, following some price appreciation early in the month. Canadian dollar trading proved to be quite volatile, as sharp price movements in both directions characterized that currency's trading pattern.

In agricultural commodity trading, the coffee market continued its climb to new highs on continued tightness of supply. By month-end, coffee prices surged beyond three dollars a pound for the first time in twenty years, on the possibility of frost in Brazil and reports of poor crops in smaller coffee-producing countries. The phenomenal pace of U.S. corn plantings put new crop prices under pressure, as corn futures prices trended downward throughout the month. Similarly, wheat prices also fell on improved crop prospects, but in a more sudden manner than corn. Specifically, wheat prices fell sharply on May 12, as the U.S. Government predicted healthy harvests to ease one of the tightest supply situations in years. Although positions in corn and wheat resulted in losses, coffee futures resulted in trading profits for the Fund.

Equity markets worldwide experienced different degrees of volatility in May, and trading in stock index futures produced mixed results for the Fund. Despite rallying at times to new highs throughout the month, the U.S. stock market remained within a relatively narrow trading range. By contrast, Japanese equities experienced much more volatility than U.S. equities, following a surge of prices on May 6. In European equity markets, the German stock market experienced volatility, but drifted higher by month-end.

As of June 1, 1997, the Fund's assets were allocated as follows:

Trading Advisor                              % Allocation
---------------                             -------------
Chesapeake Capital Corporation                   37.27
John W. Henry & Company, Inc.                    22.62
ARA Portfolio Management Company, L.L.C.         14.21
Graham Capital Management, L.P.                   9.81
Willowbridge Associates Inc.                      9.62
Di Tomasso Group Inc.                             6.47
                                               -------
                                                100.00%

Despite increased market volatility and a major trend reversal in the currency markets, the diversified nature of the Fund helped control losses for the month. We look forward to the opportunity for improved profitability as more favorable market conditions return.


     Sincerely,
     John R. Frawley, Jr.
     President and Chief Executive Officer
     Merrill Lynch Investment Partners Inc.
     (General Partner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML GLOBAL HORIZONS L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                            ML Global Horizons L.P.
                                 May 31, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (636,770 Units) at
  April 30, 1997                                $ 95,139,980
Plus Additions of 45,924 Units                     6,729,244
Net Income/(Loss) for May 1997                    (1,832,822)
Less Redemptions of 5,880 Units                     (861,596)
                                                ------------
Net Asset Value (676,814 Units) at
  May 31, 1997                                  $ 99,174,806
                                                ============
Net Asset Value per Unit at
  May 31, 1997                                  $     146.53
                                                ============

             ===============================================
             Statement of Income/(Loss)
                                                    May
                                                ------------
Revenues:
  Realized Profit/(Loss)                       $ (1,478,180)
  Change in Unrealized Profit/(Loss)               (580,253)
                                               ------------
  Total Trading Results                          (2,058,433)
  Interest Income                                   398,715
                                               ------------
Total Revenues                                   (1,659,718)

Expenses:
  Brokerage Commissions                             570,885
  Administrative Fee                                 19,686
  Allocation of New Profit Share                   (175,706)
  Incentive Fee Override                           (241,761)
                                               ------------
  Total Expenses                                    173,104
                                               ------------
Net Income/(Loss)                              $ (1,832,822)
                                               ============

===============================================================================
To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.



     /s/ Michael A. Karmelin
     Michael A. Karmelin
     Chief Financial Officer
     Merrill Lynch Investment Partners Inc.

Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106